

May 23, 2023

Jeff Hartlin
Partner
Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304

> **Re: Masimo Corporation**
> **PRER14A filed May 19, 2023**
> **File No. 001-33642**

Dear Jeff Hartlin :

We have reviewed your filing and have the following comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Defined terms used herein have the same meaning as in your proxy statement.

PRER14A filed May 19, 2023

General

1. We note your response to our prior comment 10. Please revise the proxy statement to specifically state that the Company's notice of its director nominees was late and did not comply with the deadline set forth in Rule 14a-19(d).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions